Exhibit 99.1


                                                    [BANK OF BERMUDA LOGO]


MEMORANDUM                                          THE BANK OF BERMUDA LIMITED



TO:        See Distribution List

FROM:      Judith P. Doidge - Corporate Secretary

DATE:      29th July, 2002

SUBJECT:   PAYMENT OF DIVIDEND


This is to advise that the Board of Directors of The Bank of Bermuda Limited today declared a dividend of 27 cents per share to be paid on 30th August, 2002 to the holders of Common Shares of Record Date 15th August, 2002.




JPD/hs

DISTRIBUTION LIST:
-----------------

BY MAIL MESSAGE:
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Mr. Henry B. Smith
Mrs. Conchita M. Amory
Mrs. Mary DeSilva
Mr. Noah L. Fields
Miss Dena Madeiros
Mr. P. Glendall Phillips
Mr. Samuel V. Wilson
Mr. Gregory Wojciechowski - Bermuda Stock Exchange